HC Capital Trust Growth Equity Portfolio

Amendment No. 3 to the Portfolio Management Agreement

Amendment, made as of April 30, 2012, to the Portfolio Management Agreement related to The Growth Equity Portfolio dated July 27, 1995 (the “Agreement”) between the HC Capital Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Jennison Associates LLC, a limited liability company organized under the laws of New York (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, the Trust and the Portfolio Manager have agreed to amend the Agreement to change the applicable fee schedule;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

Expenses and Compensation. (a) Portfolio Manager shall pay all of its expenses incurred in the performance of its duties under its Agreement and shall not be required to pay any of the expenses of the Trust. To compensate Portfolio Manager for its services under this Agreement, the Portfolio shall pay to the Portfolio Manager a maximum annual fee of .30% of the average daily net assets of the Account (“Maximum Fee”).

(b) Subject to the foregoing, the actual fee that the Portfolio Manager shall be entitled to receive from the Portfolio shall be the calculated based on the Combined Assets, as hereinafter defined, of the Account and the Other Hirtle Accounts, in accordance with the following schedule:

at an Annual Fee Rate of 0.75%	on the first $10 million of the Combined Assets;

at an Annual Fee Rate of 0.50%	on the next $30 million of the Combined Assets;

at an Annual Fee Rate of 0.35%	on the next $25 million of the Combined Assets;

at an Annual Fee Rate of 0.25%	on the next $335 million of the Combined Assets;

at an Annual Fee Rate of 0.22%	on the next $600 million of the Combined Assets;

at an Annual Fee Rate of 0.20%	on the next $4 billion of the Combined Assets; and

at an Annual Fee Rate of 0.25%	on the balance of the Combined Assets

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; and (ii) the net assets of each of the Other Hirtle Accounts.

(ii)	“Average Quarterly Net Assets” shall mean the average of the average daily net asset values of the Account or the average of the net asset values of the Combined Assets on the Other Hirtle Accounts, as the case may be, as of the last business day of each of the three months in the calendar quarter. It is understood that the average daily net asset value of the Account shall be calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time and that the net asset value of the Other Accounts shall be calculated by the applicable custodian or valuation agent and that income accruals and receivables shall be included in making such calculation.

(iii)	The fee payable to Jennison by the Portfolio shall be paid and billed in arrears based on the Average Quarterly Net Assets of the Combined Assets during the preceding calendar quarter. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Quarterly Net Assets of the Combined Assets, and dividing by four; and multiplying by a factor that is equal to the proportion that the Quarterly Average Net Assets of the Account bears to the Combined Assets.

(iv)	For a calendar quarter in which this Agreement becomes effective or terminates, the portion of the Portfolio Manager’s fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar quarter.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

\s\ Colette Bull
By:	Colette Bull
Title:	Assistant Treasurer

JENNISON ASSOCIATES LLC

\s\ Leslie Rolison
By:	Leslie Rolison
Title:	Executive Vice President